Primo Water Corporation
(TSX / NYSE: PRMW)

www.PurifyThePrimoBoard.com

April 2023


LEGION PARTNERS

Table of Contents

1	**Executive Summary**
2	**Case for Change**
3	**Executive Compensation & Governance**
4	**Directors Targeted for Replacement**
5	**Legion’s Highly Qualified Nominees**
6	**Appendix**

FY refers to fiscal year (FY 22 is the year ended 12/31/2022)



Legion Partners



Overview

- SEC-registered investment advisor based in Los Angeles, CA; founded in 2012
- Investment team with over 45 years combined activist experience
- Proven track record of effective shareholder engagement

Drive Value Through Activism

- Align the interests of company board and management with those of shareholders
- Legion has been the driver for 61 board placements, ensuring better qualified and more diverse boards – 52% of the new directors have been women and/or ethnically diverse[1]
- Enhance and accelerate value creation through a variety of activist strategies

Primo Water

- We are a significant stockholder in PRMW, beneficially owning ~1.5% of S/O
- Significant changes are required at Primo to improve performance
- Board is attempting to circumvent shareholders' most fundamental right to vote for all four of our nominees by refusing to recognize our valid nomination of Henrik Jelert and Lori T. Marcus – in weaponizing its bylaws, the board not only attacks fundamental shareholder rights, but is wasting time and shareholder capital
- We have an upcoming hearing scheduled before the Ontario Superior Court of Justice (the "Court") on this issue – if we are successful, the Annual Meeting is likely to be delayed, and proxy materials will need to be remailed

Legion seeks to generate attractive long-term returns employing deep fundamental research, a concentrated portfolio and responsible, collaborative engagement as a catalyst for value creation



Note: 1. This includes board members placed due to Legion settlements and/or agreements (35 directors), and board members added due to Legion advocating for board changes and/or through direct influence (26 directors) through December 2022

Legion Has Led Wide Range of Prior Engagements[1]

Strategy & Operations	Primo Water	Nutrisystem	Genesco	SPS Commerce
Capital Allocation	Murphy USA	Genesco	AutoNation	Kohl's
Leadership	Vonage	Banc of California	Primo Water	Perry Ellis
Corporate Governance	Mattel	The Chefs' Warehouse	Kohl's	Banc of California
Investor Communication	Boingo	LB Foster	SPS Commerce	Vonage
Strategic Alternatives	Cincinnati Bell	BroadSoft	Vonage	Boingo

Note: 1. Logos represent examples of exited investments which were selected by Legion Partners Asset Management (LPAM) to illustrate prior engagements. From 2017 to 2020, Legion was a significant shareowner in Legacy Primo, beneficially owning approximately 9.1% of the Company's then outstanding common stock.

Legion's Nominees Have the Right Mix of Expertise

Legion Nominees:

Derek Lewis

Seasoned beverage operational executive with 35+ years of experience at PepsiCo and a recognized leader in inclusion and diversity




PEPSICO
AMERICAN
BEVERAGE
DRIVING SOLUTIONS TOGETHER

Tim Hasara

Public Board ✓

Founder, Managing Partner and CIO at Sinnet Capital with 27+ years of proven investment track record with substantial capital markets expertise




SC
SINNET
CAPITAL


Kennedy Capital Management

Nominees Ready to Serve If The Court Validates Their Nomination:

Henrik Jelert

Former Head of ReadyRefresh at Nestlé Waters North America and BlueTriton Brands, responsible for the Direct-to-Consumer beverage delivery business




ReadyRefresh


Nestlé Waters


BLUETRITON

Lori T. Marcus

Public Board ✓



Experienced senior marketing executive at PepsiCo and Keurig Green Mountain with public board experience in food and beverage industry




PEPSICO
KEURIG
GREEN MOUNTAIN

Source: Legion Partners' Research

Note: Mr. Jelert and Ms. Marcus are not, for the time being, on our proxy card, due to the Company's decision to invalidate their nomination, a decision which we are contesting before the Ontario court.



Business Overview

Primo Water is a distributor of water and dispensers to consumers and businesses in North America, Europe, and Israel

- Portfolio of strong brands across 21 countries
- Market leader in Home/Office Delivery (HOD), refill, exchange and water dispensers
- Offers water at wide range of price points and formats from low-cost DIY refill to premium glass bottles hand delivered to customer locations
- Long-standing relationships with retail partners of over 30 years
- Valuable manufacturing plant (61 facilities) and distribution (327 facilities) footprint
- Growth opportunity in existing markets
- Significant ESG & DEI opportunity left unfulfilled
- Key company statistics (2022)
  - Revenue of $2.2B and Adj. EBITDA of $420m (19% margin)
  - 9,240 employees
- Headquartered in Tampa, Florida


RETURN
RECYCLE
REUSE
Sparkletts

Water Dispensers	Water Direct / Exchange	Water Refill / Filtration	Other Water



Crystal








Source: SEC Filings, Company Presentations

Primo Provides a Broad Spectrum of Sustainable Water Solutions

Primo has full end-to-end offering in water with a business spanning both the "razor" and "razorblade" that should increase household penetration over time


Water Dispensers
Water Direct
Water Exchange
Water Refill
Pureflo Water Filtration
Premium Glass
The Razor
The Razorblades
STRAIGHT FROM THE SOURCE. DIRECT TO YOUR DOOR.
Advanced-level – Convenience
Entry-level – Value (low cost per gallon)

Water Dispensers	Water Direct	Water Exchange	Water Refill	Pureflo Water Filtration	Premium Glass
~10k locations	Direct delivery	Pre-filled and delivered to store	Filtered and vended on site	Filtered onsite	Direct delivery & retail
~1m units sold	~2.2m customers	~17.5k locations	~23.5k locations	~220k locations (rented machines)	~10.1k US retail locations
~3% of revenue	**~60% of revenue**	**~7% of revenue**	**~7% of revenue**	**~3% of revenue**	

Primo's strategy is to increase household penetration through a razor/razorblade strategy, recurring revenue model and enhanced e-commerce solutions

Source: Company Presentations, SEC Filings, Legion Partners' Estimates
Note: Table features the most recent data available (FY 2022)

This campaign is about refreshing a stale and insular Board with experts in water delivery, beverage operations, marketing and finance who can immediately begin to help unlock Primo's full value

Why Are We Running This Campaign?

Poor Track Record	Board Is Broken & Needs Refreshment	Our Nominees Can Create Value
▪ Long-term TSR underperformance vs. peers and indices ▪ Water Direct has shown little organic growth masked by costly acquisitions, weak disclosures and price increases ▪ Water Refill and Exchange have been under-managed for years ▪ Historic ROIC has been very weak ▪ Weaponizing its Bylaws to try to deprive shareholders of a choice to elect Mr. Jelert and Ms. Marcus	▪ Board is controlled by two ex-CEOs of Legacy Primo and the Company and two members from the same fund that sold most of their PRMW stock in 2011, with an avg. tenure of 16 yrs[1], creating a complacent stale culture ▪ The recent refresh of just one retiring director[2] was inadequate, reactive and flawed – the new director has a checkered past at Aramark ▪ Recent Board additions, sourced by a Board controlled by long-tenured directors, do not possess most relevant skillsets and have failed to improve Primo's performance ▪ Until the Board's leaders are replaced, we don't believe this Board will drive shareholder value	▪ Our nominees' experience addresses key gaps that will help improve Primo's underperformance ▪ The nominees will bring diverse perspectives to help improve growth and marketing, reduce corporate bloat, tie compensation to shareholder value creation and address ESG issues ▪ We believe our nominees and their focus on driving improved performance can increase earnings which could triple[3] Primo's stock price by 2027

Shareholder-driven change is needed to substantially upgrade a dysfunctional Board which seems more interested in protecting status quo than driving shareholder value

Source: SEC Filings, Legion Partners' Research
Note: 1. Billy Prim founded Legacy Primo in 2004 and served on that board since inception and served as Executive Chairman from June 2017 until the closing of the Company's acquisition of Legacy Primo in March 2020. 2. Primo's proxy dated 3/31/22 noted that Stephen Halperin will not stand for re-election at the 2023 annual meeting pursuant to Primo's Corporate Governance Guidelines (no director may stand for election or re-election to the Board after the director has reached the age of 73). 3. Refer to Slide #12 for support



PRMW Shares Have Materially Underperformed

The Company's Total Shareholder Returns (TSR) have been disappointing, persistently lagging its peers and relevant indices

	PRMW Relative TSR vs. Peer Groups and Major Benchmarks		
PRMW vs.	**1 Year**	**3 Year**	**5 Year**
Legion-Selected Peers[1]	(7%)	(22%)	(83%)
Company-Selected Peers[2]	5%	(10%)	(65%)
ISS Peers[3]	4%	(1%)	(51%)
Russell 2000 (R2K)	11%	11%	(21%)
R2K Consumer Staples Peers[4]	(18%)	(147%)	(150%)

PRMW relative TSR vs. R2K Consumer Staples peers was negative 18% over 1 year

We believe that a large portion of the Company's poor stock price performance can be attributed to its subpar operational performance and lack of credibility with the investor and sell-side community

Source: Capital IQ (as of 12/30/2022). Notes: 1. Legion-Selected Peers include FIZZ, AQUA, XYL, PNR, PEP, KO, KDP, CWST, CLH, RSG, WCN, WM, ARMK, CTAS, UNF, LSE:RTO, ROL, CHE. 2. Company-Selected Peers include UNF, ADT, CHE, LSE:RTO, CTAS, AOS, FELE, IEX, PNR, XYL, BCO, AQUA, MWA, ROL, RRX, ZWS, SRCL, TTEK, WTS. 3. ISS Peers include UNF, ADT, CHE, LSE:RTO, CTAS, AOS, FELE, IEX, PNR, XYL, BCO, AQUA, MWA, ROL, ZWS, SRCL, TTEK, WTS, CXW, HCSG, CR, SAM. 4. R2K constituents with above $2B market cap as of 12/30/2022: BRBR, CALM, CELH, COKE, ELF, ENR, FIZZ, IPAR, JJSF, LANC, MGPI, NUS, SFM, SMPL, THS, TR, TWNK, UNFI, WDFC, WMK



Primo's Own TSR Report Card Appears to be an "F"

The Company's TSR analysis from 2022 Annual Report

COMPARISON OF CUMULATIVE TOTAL RETURN

250.00
200.00
150.00
100.00
50.00
0.00

12/30/2017 12/29/2018 12/28/2019 01/02/2021 01/01/2022 12/31/2022

Primo Water Corporation — S&P/TSX Composite — Russell 2000 Index — Peer Group

PRIMO WATER™

$100 invested in PRMW on 12/30/2017 is worth $101 on 12/31/2022. If you invested $100 in the Peer Group over the same period, it would be worth ~70% more at $173

Source: Company Annual Report. The peer group is defined by Primo as: UniFirst Corp., ADT Inc., Chemed Corp., Terminix Global Holdings Inc. fka ServiceMaster Global Holdings, Inc. (included through the last trading day as a public company), Cintas Corporation, A. O. Smith Corporation, Franklin Electric Co., Inc., IDEX Corporation, Pentair plc, Xylem Inc., The Brink's Company, Evoqua Water Technologies Corp., Mueller Water Products, Inc., Rollins, Inc., Rexnord Corporation, Stericycle Inc., Tetra Tech, Inc., and Watts Water Technologies Inc.

Primo Valuation

We believe improving the Board could allow substantial value creation for shareholders

PRMW value creation – expected share price

	Current	Sales Growth	Margin & ROIC Improvement	Multiple Unlock	DCF Case
Value	$14.54	$6.95	$4.90	$7.09	$33.48
	Status Quo	Improve organic sales growth	Improve margins from optimizing efficiency and rationalizing SG&A	Valuation Re-Rating	~130% potential upside through driving growth and profitability

At the November 2021 Investor Day, Primo implied a multiple re-rating opportunity to 14x NTM EBITDA – it is currently trading at 8x

Source: SEC Filings, Legion Partners' Estimates, Capital IQ
Note: DCF Case assumes 22% adjusted EBITDA margin (compared to 19% in 2022) and implementing a prudent capital spending program such that the return on invested capital ("ROIC") of Primo expands to 12% from its current level of 6%. DCF Case represents current discounted value of PRMW share. Assuming a discount rate of 10%, $33.48 current discounted value implies $45 of future share price in 3 years, which triples current share price.



Substantial Board Refresh is Needed to Unlock Value

Board Replacement Targets



Jeremy Fowden
Chairman
Former PRMW CEO
14 years on BoD
Ownership 0.8%



Billy Prim
Director
Former Legacy Primo CEO
3 / 18[1] years on BoD
Ownership 0.7%



Eric Rosenfeld
Lead Independent Director
ESG/Nom Comm. Chair
Crescendo Partners
15 years on BoD
Ownership 0.2%



Greg Monahan
Director
Crescendo Partners
15 years on BoD
Ownership 0.07%

To Retire



Stephen Halperin
Director
HR/Comp Comm. Chair
Lawyer
31 years on BoD
Ownership 0.08%



Thomas Harrington
President & CEO
Current PRMW CEO
4 years on BoD
Ownership 0.4%



Britta Bomhard
Director
Ex Church & Dwight Marketing
4 years on BoD
Ownership 0.02%



Susan Cates
Director
Growth Equity Investor
3 / 9[2] years on BoD
Ownership 0.03%



Archana Singh
Director
Thrasio / Ex Expedia HR
2 year on BoD
Ownership 0.01%

Steven Stanbrook
Director
Ex S.C. Johnson COO
4 years on BoD
Ownership 0.05%

Added after Legion Nominated



Eric Foss
Director
Ex-CEO Aramark
0 years on BoD
Ownership 0.00%


13

Source: Capital IQ, SEC Filings
Note: 1. Billy Prim founded Legacy Primo in 2004 and served on that board since inception and served as Executive Chairman from June 2017 until the closing of the Company's acquisition of Legacy Primo in March 2020. 2. Susan Cates served on the Legacy Primo board since March 2014 (Lead Independent Director since January 2019) until the closing of the Company's acquisition of Legacy Primo in March 2020.

Primo Stakeholders Deserve New Board Leadership

We believe Primo's management, employees, customers and stockholders all deserve new Board leadership that is highly experienced

- **Water Delivery Experience:** to evaluate and improve Primo's operational performance and implement detailed value creation ideas on improving customer satisfaction and driving organic customer growth

- **Digital / Technology / Marketing Experience:** to help guide the implementation of successful marketing tactics, improve the Primo app, simplify the current convoluted multi-brand structure, and leverage the ESG story to better connect with customers

- **Cost Cutting / Operational Efficiencies Experience:** to help oversee benchmarking of Primo to other route-based peers in an effort to right-size SG&A expenses and drive operational efficiencies

- **Capital Markets Experience:** to advise on capital allocation including detailed review of returns from capital spending and acquisition efforts and to effectively communicate an improving ROIC story to investors

- **Governance and Investment Experience:** to restructure executive compensation programs to align with long-term value creation as well as oversee transformation of ESG programs to focus on improving carbon reduction efforts and communicating discrete goals related to these activities

Primo's existing Board is stale and lacks the relevant skill sets required to oversee the value creation opportunities which will benefit all stockholders

Source: Legion Partners' Research

Legion's Nominees Bring the Right Skills and Experience to Primo

Primo's incumbent directors are far outmatched by Legion's Nominees whose backgrounds and experience are directly relevant to the Company's future and integral to its success

Name	Key Background	PRMW Board Tenure	Beverage Operations Executive	Beverage Marketing Executive	Finance & Capital Allocation	ESG & DEI	Diversity
Legion Nominees							
Derek Lewis	**PepsiCo Operations & DEI**	--	✓			✓	✓
Tim Hasara	**Investor**	--			✓		
Legion Nominees Ready to Serve							
Henrik Jelert	**Nestlé Water Delivery**	--	✓			✓	
Lori T. Marcus	**PepsiCo / Keurig Marketing**	--		✓		✓	✓
Targeted Incumbent Primo Directors							
Jeremy Fowden *(Chairman)*	Former Primo CEO	**14**	✓				
Billy Prim	Former Legacy Primo CEO	**3 / 18**[1]	✓				
Eric Rosenfeld *(Lead Ind. Director)*	Activist	**15**			✓		
Greg Monahan	Activist	**15**			✓		

Source: SEC Filings, Legion Partners' Research

Note: Mr. Jelert and Ms. Marcus are not, for the time being, on our proxy card, due to the Company's decision to invalidate their nomination, a decision which we are contesting before the Ontario court. 1. Billy Prim founded Legacy Primo in 2004 and served on that board since inception and served as Executive Chairman from June 2017 until the closing of the Company's acquisition of Legacy Primo in March 2020.

Third-Party Analysts Recognize the Need for Change

J.P.Morgan

"…we think Legion highlights a number of areas that investors have been frustrated with over the years and, in our view, we think it's usually a positive to have engaged investors push for a more independent board with relevant experience to the underlying business."

(March 6, 2023)


GH
GORDON HASKETT
RESEARCH ADVISORS

"Outside of an occasional spasm, **Primo Water (PRMW) has basically traded in the mid-teens for the past five years. Some would call that underwhelming. Others would call it "chronic underperformance"**…CEO Tom Harrington is 65 and his predecessor – Chairman Jeremy Fowden – is 66. **Neither can really make the case that PRMW's current plan is working very smoothly**"

(March 6, 2023)

"PRMW also announced Friday that it has added Eric Foss to its board. **That is the same Eric Foss that was about to be run out of Aramark at the time Mantle Ridge arrived in 2019.** If PRMW adds him to its Human Resources & Compensation Committee, we might choke on laughter as **Aramark's pay packages doubled as a lightning rod for criticism during the Foss Era.**"

(March 20, 2023)

Source: JPMorgan, Gordon Haskett



Legion's Engagement with Primo

100 minutes – that is the sum of the time Primo's management team wanted to spend answering our questions on their business and performance – we believe this is because they understand our questions are hard to answer given their lackluster performance

- **We have tried to proactively engage with Primo's team for months with little success**
- November 2022 – **3 days prior to Meeting #1, Board determines to amend Bylaws to adopt restrictive bylaw amendments that they are now weaponizing to try to invalidate Legion's nominations of Mr. Jelert and Ms. Marcus**
- November 2022 – **Meeting #1** – took two months to arrange – length 45 minutes
- December 2022 – **Meeting #2** – delayed by a month due to CEO's travel – length 30 minutes
- January 2023 (ICR Conference) – **Meeting #3** – length 25 minutes
    - After 20 minutes, Jon Kathol (Primo VP of Investor Relations) noted that we only had 5 minutes remaining
    - After 4 additional minutes, Mr. Kathol instructed Legion to ask its last question as time was up
- March 2023 – Legion nominates and Board attempts to initially invalidate Legion's entire nomination; after Legion sues, Primo agrees to recognize only two of Legion's four nominees rather than allowing shareholders to decide and vote at the Annual Meeting



Legion has made multiple unsuccessful attempts to engage with Primo's board in the last month – the Board appears to be uninterested finding a constructive path forward

Source: Legion Partners' Research

Legion Forced to Litigate to Permit Shareholders to Vote on All Four of Its Nominees

A Board should not be permitted to weaponize its bylaws to invalidate a nomination – shareholders should have a choice and if a Board believes a nominee is not qualified, it can raise its concerns with shareholders – rather than depriving shareholders of the right to vote

- In November 2022, three days before Legion's first scheduled meeting with management, Primo amended its Bylaws to impose new, restrictive advance notice bylaw provisions, including a questionnaire and other provisions that were previously considered problematic by ISS a year earlier
- After Legion nominates, Board attempts to invalidate entire nomination
- After Legion sues Primo, Primo announces that it has backtracked and agreed to recognize two of Legion's nominees – but refuses to recognize Mr. Jelert and Ms. Marcus
- Primo exaggerates and disparages Mr. Jelert and Ms. Marcus for purported omissions in their questionnaires that are not material or required under applicable corporate or securities laws
- Litigation is pending in the Ontario Superior Court of Justice
- If litigation is successful, any proxies received by Primo will be discarded and the meeting will likely need to be rescheduled

We urge fellow stockholders to vote <u>AGAINST</u> proposal 5 to approve the Bylaws

- **Similar provisions were rejected by ISS and institutional stockholders in 2021**
- **Bylaws are contrary to TSX guidelines and ISS policy for Canadian companies**



Source: Legion Partners' Research

Timeline of Recent Entrenchment Tactics

Date		Event
3/25/21	Primo Water	Company files definitive proxy materials proposing a continuance under the OBCA that is bundled with new bylaws containing more restrictive advance notice bylaw provisions
4/15/21	ISS	ISS recommends AGAINST the continuance proposal noting certain "problematic" provisions in the new articles and bylaws
4/21/21	Primo Water	Company amends its proxy materials to remove certain, but not all of, the problematic bylaw provisions
5/4/21	ISS	ISS continues to recommend a vote AGAINST the continuance proposal because bylaws continue to contain "problematic" provisions
9/13/22	Legion Partners	Legion begins active engagement and requests meeting with management
11/8/22	Primo Water	The Board amends the bylaws, to include completion of a questionnaire and other problematic provisions previously removed
11/10/22	Primo Water	Board files new bylaws with Form 10-Q and not as a standalone Form 8-K, perhaps to mask the new changes and doesn't file them in Canada until March 1, 2023
11/11/22	Primo Water, Legion Partners	Legion has Meeting #1 with the Company's CEO, CFO and VP of IR
3/6/23	Legion Partners	Legion submits nomination letter and delivers completed questionnaires from nominees
3/13/23	SEC	Universal proxy card deadline to submit names of nominees
3/16/23	Primo Water	Company sends letter to Legion claiming questionnaires have material omissions and entire nomination is invalidated and rejected
3/17/23	Primo Water	Company files preliminary proxy materials not using a universal proxy card and noting Legion's entire nomination is rejected
3/19/23	Legion Partners	Legion submits supplemental information to address all purported deficiencies, noting advance notice bylaw deadline is April 3, 2023 and requesting waiver of purported deficiencies
3/22/23	Legion Partners	Legion files a lawsuit in Canada seeking a court order to validate its nomination
3/22/23	Primo Water	Company announces that it has waived purported deficiencies for 2 of Legion's nominees only and claims advance notice bylaw deadline was accelerated to March 13, 2023 despite separate deadline under bylaws
3/23/23	Primo Water	Company determines to only recognize 2 of Legion's nominees on its proxy card
4/3/23	Primo Water	Deadline for shareholder nominations under the Company's bylaws which the Company now rejects

Source: Legion Partners' Research

Primo Water | ISS | Legion Partners | SEC

PRMW Needs to #PurifyThePrimoBoard

We urge fellow stockholders to vote the WHITE proxy card to elect strong and proven industry leaders to the Board

- **Legion's nominees will seek to oversee:**
  - ✓ Restore profit and revive growth of Water Direct through improving field sales, addressing customer service issues, and strengthening digital marketing and social engagement
  - ✓ Oversee plan to grow locations for Water Exchange, Water Refill and Water Dispensers across the US to fulfill the promise of the Legacy Primo acquisition
  - ✓ Improve capital allocation with a key focus on ROIC and free cash flow generation
  - ✓ Refine investor communications by setting specific financial targets, hosting an investor day with a detailed segment-by-segment review and improving disclosure to enhance sell-side coverage
  - ✓ Implement best practices in governance and redesign executive compensation to align with long-term value creation

Without the spotlight of pressure and meaningful Board refreshment, we fear that PRMW will continue to be undermanaged and TSR will continue to underperform


20

Source: Legion Partners' Research

Table of Contents

1	Executive Summary
2	**Case for Change**
3	Executive Compensation & Governance
4	Directors Targeted for Replacement
5	Legion's Highly Qualified Nominees
6	Appendix

FY refers to fiscal year (FY 22 is the year ended 12/31/2022)



Case for Change

1. **Organic growth has not materialized**
2. **Marketing is broken**
   a. Marketing department has essentially been terminated
   b. Brand strategy lacks focus and efficiency
   c. App and digital marketing are broken
3. **Capital expenditures have ballooned over time**
4. **Peer benchmarking indicates bloated cost structure**
5. **ROIC indicates prolonged value destruction**
6. **Operational metrics need significant improvement**
7. **ESG and DEI miss an ocean of opportunities**

Source: Legion Partners' Estimates

1. Organic growth has not materialized

The Water Industry Has Shown Resilient Growth

Primo's management team has repeatedly touted industry growth:

Resilient Bottled Water Industry Across Economic Cycles


PRIMO
WATER

Bottled Water Industry Has Shown Consistent Growth Despite Multiple Economic Downturns

Bottled Water – Gallons and Gallons Per Capita

Millions of Gallons | Gallons Per Capita | Recessionary Periods

Millions of Gallons: --, 2,000, 4,000, 6,000, 8,000, 10,000, 12,000, 14,000, 16,000, 18,000

Gallons Per Capita: --, 20, 40, 60, 80, 100

1976 1977 1978 1979 1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022E

However, as we show on the next slides, the growing end market hasn't translated into any significant growth of any of Primo's customer or location metrics

Source: Company Presentation dated January 9, 2023, Beverage Marketing Corporation



Roll Up or Cover Up?

Primo has executed over 120 tuck-in acquisitions since 2014 and over 70 since 2018, and we estimate that Primo has spent around $220 million on tuck-in acquisitions since 2018


Proven Inorganic Growth Strategy with Multiple Remaining Levers
2014
2015
2016
2017
2018
2020
2021
2022
DS SERVICES
CONSOLIDATED WATER
AQUATERRA
Eden
REMINGTON
PUREFLO
Crystal Rock
PRIMO Water & Dispensers
WATER EVENT
SIP well
21 tuck-in acquisitions completed during 2022

YEAR	NUMBER OF ACQUISITIONS
2014	12
2015	11
2016	12
2017	19
2018	13
2019	16
2020	7
2021	16
2022	21
Total Since 2014	127

*"**Tuck-in mergers and acquisitions are part of our DNA.** The acquisitions build scale, acquire innovation, and expand geographies. We will continue to fund highly accretive tuck-in acquisitions, which totaled between $40 million to $60 million annually in our key geographies of North America and Europe. These deals averaged $3 million to $3.5 million and are highly accretive, as we target a post-synergized multiple of approximately 3x EBITDA in North America and roughly 4x in Europe. **Our tuck-in M&A is predominantly customer list acquisitions,** with most of our synergies coming from the combination of delivery routes with our own increased route density as well as back office consolidation. **Another important attribute to these deals is the relative stickiness of the acquired seasoned customer base.**"*

– Thomas J. Harrington – PRMW CEO & President, 11/17/2021

However, as we show on the next slide, despite these acquisitions, Primo has net organic customer loss



Source: Company Presentation dated January 9, 2023

Primo Water Direct Has Lost As Many Customers As Acquired

Tuck-in acquisitions have resulted in zero customer growth


Primo Water Direct – Illustrative Organic Customer Loss
2,200,000
500,000
2,700,000
???
(500,000)
2,200,000
2017 Adjusted Customers
(+) Customers Addition from Acquisitions since 2018
2022 Theoretical Customers
(-) Implied Organic Customer Loss
2022 Actual Customers
2.4m route-based customers pro forma Russia exit and excl. coffee
Primo spent $220m on 70+ acquisitions since 2018[1]
Theoretically, Primo should have 2.7m Water Direct customers today
Instead of net organic customer increase, Primo has net organic customer loss
Primo Water Direct has same number of customers today as in 2017

Source: SEC Filings, Company Presentations, Legion Partners' Estimates
Note: 1. Assumes 4x acquisition multiple, 18% EBITDA margin, and $600 revenue per customer year

Little Progress Has Been Made on Location Growth

Growth opportunities seemed to have disappeared – we believe this is because management lacks the ability to sell and not because there are a lack of great location targets

At the time of Legacy Primo acquisition:
"…we think there is significant customer location upside with a very disciplined, well-executed plan."
– Thomas J. Harrington – PRMW CEO & President, 01/13/2020

	Dispensers	Exchange	Refill
Current Retail Locations – 51,000	10,000	17,500	23,500



Management saw 200k+ opportunities in the 2017 10-K, which was quickly reduced to 50k in the 2018 10-K[1]
46,000
204,000
250,000
???
(154,000)
154k locations disappeared[1]
96,000
It took 5 years to realize 10% of 50k, which implies it will take 45 more years to achieve target
51,000
Retail Locations (2017)
Opportunity Seen (2017)
Implied Retail Locations Target (2017)
Implied Opportunity Lost in 1 Year
Implied Retail Locations Target (2018)
Retail Locations (2022)

Source: SEC Filings, Company Presentations
Note: 1. 2017 10-K noted that "there are over 250,000 major retail locations throughout the United States and Canada that we can target to sell our Refill, Exchange or Dispensers products", which implied 200k+ additional retail locations as Primo had 46k locations in 2017, while the 2018 10-K noted that "there are over 50,000 additional major retail locations throughout the United States and Canada that we can target to sell our Refill, Exchange and Dispensers products". Effectively 150k locations disappeared in one year.



Primo Has Not Achieved the Acquisition Promise

Primo has made little progress cross pollinating Water Exchange and Refill locations

GLACIER U.S. WATER LOCATIONS

PRIMO U.S. WATER LOCATIONS

PRIMO Water & Dispensers

Source: Location information from Primo & Glacier databases.

Cross-pollination opportunity is HUGE

*"Glacier has broad placements throughout U.S. and within Canada. It is important to note that there is **little to no overlap** of Primo Refill placements at the same retail location, creating a **fully complementary** acquisition."*

– Billy Prim, Legacy Primo CEO & President, 1/9/2017



Source: Company Presentation (Legacy Primo)

Broken Customer Service Leads to High Attrition

Primo needs to focus on addressing a flood of customer complaints

Direct



"__Nothing in PRIMO works.__ They would deliver the water to my front door, back door. etc. __Never pick up the empties__…I have 12 5-gallon water bottles, empty with $5.00 deposit on each…$60.00 of deposits would have covered my last bill with this horrible company"
– 2/2/2023



"I was supposed to have a delivery the day before Thanksgiving, and the driver texted me to ask if I needed water because he would be late…__I never got the delivery__…☹ And __how professional is it to have ununiformed drivers in unmarked delivery trucks, calling and texting customers directly__ (so they can conveniently skip deliveries)?"
– 11/24/2022



Exchange



"…unfortunately __we cannot find a working machine to exchange our 13 empty 5 gallon water jugs.__ What is the point of buying your products when we are not able to recycle and return the empty water jugs…"
– 2/10/2023



Refill



"If you buy a dispenser and try to refill the big bottle that you pay a deposit on __they are almost always out of water at their retail partners like Lowes and Walmart.__"
– 2/9/2023



Source: Select recent customer comments left on Primo Water's Facebook and Instagram Accounts



2a. Marketing department has essentially been terminated

Marketing Department Has Significant Recent Turnover

At least half of the marketing department has left Primo since early 2022, leaving the organization with a significant capability void


Left Primo
Remains
Cate Gutowski
COO
Oct 2021 – Jan 2023
No Replacement Yet
We learned that majority of the digital marketing and e-commerce team was dismissed in early 2023 around the time when Cate Gutowski left Primo
Todd Ervin
VP of Marketing
Mar 2019 – Mar 2022
No Replacement Yet
Stephan Williams
Brand Marketing
May 2020 – 2022
Anita Geller
Digital Marketing & E-commerce
Dec 2020 – Feb 2023
Julia Harmon
Customer Experience
Brandon Littlefield
Demand Generation
May 2019 – Apr 2022
Maureen Hendrix
Social Media & Community Engagement
?
E-mail & Other Digital Campaign Marketing

We believe Primo needs to build a functioning marketing team ASAP

Source: SEC Filings, LinkedIn, Legion Partners' Research

It Appears the High-Profile COO Hire Did Not Go Well



Cate Gutowski
Former PRMW COO
10/27/2021 – 1/20/2023

*"We think this is an **interesting hire** for PRMW given Ms. Gutowski's experience (most of PRMW leadership are legacy Cott/DS/Primo) and **likely signals a desire to accelerate digital penetration of the business**, as well as further evidence of PRMW's pivot to a growth-oriented pure-play water company"*
– JPMorgan, 9/30/2021

*"**The digital world moves fast. Fortunately, we are ready to move with it. Cate Gutowski has joined our team as Chief Operating Officer** after spending several years in sales and operational roles with several companies, most recently with Amazon Web Services. **Cate and her team will be focused on providing our customers with a best-in-class digital experience.**"*
– Thomas J. Harrington, PRMW CEO & President, 11/17/2022

On January 20, 2023, Cate Gutowski resigned from her position as the Company's Chief Operating Officer, effective immediately. Ms. Gutowski will remain with the Company in an advisory capacity through July 1, 2023 (the "Departure Date"). As part of a Separation Agreement and General Release entered into with the Company, the Company will not seek reimbursement of relocation expenses of approximately $600,000. In addition, the Company's Human Resources and Compensation Committee has determined to accelerate the vesting of 136,335 restricted share units on the Departure Date, representing the unvested portion of the restricted share units that were granted to Ms. Gutowski in October 2021.

Cate Gutowski's resignation message was buried in the last paragraph in Primo's announcement of appointing David Hass as its new CFO

Both Primo and the sell-side had high expectations of COO hire in late 2021 with a focus on digital – her departure in under 2 years suggests digital efforts have stalled



Source: SEC Filings, JPMorgan

2b. Brand strategy lacks focus and efficiency

Multi-Brand Strategy Seems Problematic

We struggle to understand why Primo chooses to keep all 15+ water delivery brands (with less than a handful of marketing people) – we believe consolidating under core brands should improve marketing efficiency and effectiveness


Primo Brand Market Position (US)
Core Brands
Primo Water
The Mountain Valley Spring Water
Crystal Springs
Sparkletts
Hinckley Springs
Kentwood Springs
Eden
Canadian Springs
Non-Core Brands
Sierra Springs
Alhambra
Mount Olympus
Deep Rock Water
Crystal Rock
Labrador Source
Chateaud'eau
CW Clearwater
Belmont Springs
#1
#2
#3
*

Cons of having multiple brands:

- ✘ It lowers brand marketing budget for each individual brand and/or increases the total budget
- ✘ It distracts human capital and technology resources and/or duplicates these functions
- ✘ It ultimately hurts the effectiveness and efficiency in marketing

Primo consolidated water refill under one Primo brand, "to more effectively and efficiently focus our brand building and marketing efforts[1]" – why is Water Direct different?

Source: SEC Filings, Company Presentations
Note:1. PRMW Q3 2018 10-Q, 11/08/2018

2c. App and digital marketing are broken



We Find the Sudden Jump in App Ratings Suspicious

We are deeply concerned that the jump in ratings was not a result of customer satisfaction improvement, but potentially a disingenuous artificial inflation

My Water+ App

My Water+ App Store Ratings & # of Ratings

Rating: Downward trend to 1.8
# of ratings: ~100 at its peak

1st Reset
Repeated a downward trend to 1.8
~200 at its peak

2nd Reset
Jumped to 4.9
Jumped to 15k

	Dec-20	Mar-21		Sep-21	Dec-21	Mar-22	Jun-22	Sep-22		Mar-23
Rating (out of 5)	2.9	2.8	2.6	2.0	1.8	3.5	2.0	1.8	4.9	4.9
# of Ratings	21	38	51	96	125	22	126	216	3,500	14,500

Left axis: 0.0 – 5.0; right axis: 0 – 15,000. X axis: Dec-20, Mar-21, Jun-21, Sep-21, Dec-21, Mar-22, Jun-22, Sep-22, Dec-22, Mar-23.

Both App Store and Google Play allow a rating reset when a new version is released – we question whether Primo took advantage of this

My Water+ App user shares similar doubt on jump in ratings



Mr_Buenrostro, 01/17/2023

NOT A 4.9 STAR APP!
I'm not sure where all these 5 star reviews are coming from. Probably bought all of them because this app is NOT a 4.9 star app. It NEVER works I always get the error message "Please try again in a few minutes. Contact customer support if the problem persists". Well let me tell you Primo water customer "support" does NOT help. It's 2023 and you guys can't get it together! A company that's doing business in 2023 should have a WORKING, FUNCTIONAL app or should really reconsider shutting down.



Source: App Store as of 3/14/2023, WayBack Machine Internet Archive
Note: 1st reset refers to version 7.0.0 and 2nd reset refers to version 7.1.4

Website is Hard to Navigate and Fails to Engage Consumers

Primo's website is inefficient in directing visitors to a service signup – half of the visitors leave after visiting only the homepage

	PRIMO www.water.com	ReadyRefresh www.readyrefresh.com
Average Monthly Visits	768k	1,272k
Average Visit Duration	1 minute 46 second	4 minute 5 second
Average Pages per Visit	3.9 pages	5.9 pages
Bounce Rate[1]	**54%**	**32%**

Primo homepage: unclear where to sign up for service

Competitor homepage: clear shortcut for easy sign up



Products
Services
Equipment
Education
Support
Spring Into Healthy Hydration
Purchase Primo
Water Dispensers
Shop ›
Water Direct
Home & Office Delivery
Sign up ›
Water Filtration
Filtration Equipment
Learn more ›
Sip Big This Spring
Get a new water dispenser today!
Shop Now
ReadyRefresh
94129 California
5-Gallon Quick Shop
Cold Drinks
Water Dispensers
Offers

Primo owns "water.com", the most attractive domain name in its category, and appears to have bungled the execution of this valuable online real estate

Source: Company and Competitor Websites, SimilarWeb (March 2022 – February 2023)
Note: 1. Bounce Rate represents the percentage of visitors who enter a site, take no action, and leave after visiting only one page

Search Engine Optimization is Way Behind Competitors

Primo lags its core competitor in both organic and paid search



Channel Traffic (Mar 2022 – Feb 2023)
water.com
readyrefresh.com
588,356
1,521,453
Organic Search (Primo 61% Behind Competitor)
37,995
522,323
Paid Search (Primo 93% Behind Competitor)
water delivery
Google
All
Shopping
Maps
Images
News
More
Tools
About 1,720,000,000 results (0.95 seconds)
Results for Brentwood, Los Angeles
Use precise location
ReadyRefresh
Sponsored
ReadyRefresh
https://www.readyrefresh.com › waterdelivery
ReadyRefresh® Water Delivery - Up to 50% Off + Free Delivery
Get up to 50% Off, Max Up to $50 Off & Free Delivery On Your First Recurring Water Order.
Water Dispensers · 5-Gallon Water Quick Shop · Shop Now by Brand · Office Water Delivery
Deal: Up to $50 off 1st Recurring Order
ReadyRefresh
Sponsored
arrowheaddelivery.com
https://www.arrowheaddelivery.com › waterdelivery
Arrowhead® Water Delivery - Up to 50% Off + Free Delivery
Get up to 50% Off, Max Up to $50 Off & Free Delivery On Your First Recurring Water Order. Water Delivery Made Easy: Simply Choose Your Arrowhead® Water Products. Get Started! Beverage Brands You Love. Auto Delivery. Make It Right...
Sponsored
PRIMO
sparkletts.com
https://www.sparkletts.com
Sparkletts® Water Since 1925 - Sparkletts® Water Delivery
We have what every household in the Southwest needs, available in 3- and 5-gallon sizes. We offer the latest equipment you need to stay hydrated and keep caffeinated in style. Pick the Num. of Bottles. Pick Your Cooler Type. Reusable Plastic Bottles. 3 & 5 Gallon Options.
water delivery
Microsoft Bing
ALL
WORK
SHOPPING
IMAGES
VIDEOS
MAPS
CHAT
MORE
Also try: delivered water delivery · water delivery price
ReadyRefresh
About 61,500,000 results
Any time
Results near New York, New York · Change
ReadyRefresh® Water Delivery | Convenient Home Delivery
https://www.readyrefresh.com/waterdelivery
Ad Get Water Delivered to Your Home. No Commitment Required. Order From a Variety of Options! Water Delivery Made Easy: Choose Your Water & Delivery Frequency - Never Run Out of Water!
Types: 100% Natural Spring Water, Purified Water, Carbonated Mineral Water
5-Gallon Water Quick Shop
Order Your Water In 3 Easy Steps!
Hassle-Free Water Delivery.
Office Water Delivery
Flexible & Conveniet Delivery
Order Your Water In 3 Easy Steps!
Commercial Water Delivery
Breakroom Beverages & Supplies
We've Got Your Office Covered!
Bottled Water Case Packs
Your Favorite Bottled Water Brands
Delivered To Your Door. Shop Now!
Water Dispensers
We Offer A Variety Of Deliverable
Dispensers To Buy Or Rent Today!
Sparkling Water
Explore Our Sparkling Water Brands
For Crisp And Refreshing Bubbles!
Shop Now by Brand
All Your Favorite Brands.
Delivered Quickly to Your Doorstep.
See more at readyrefresh.com
Pure Life® Water Delivery | ReadyRefresh® Water Services
ReadyRefresh
https://www.purelifedelivery.com/purelife/waterdelivery
Ad Get Pure Life® Water Delivered to Your Home. No Commitment Required. Order Now! Pure Life® Water Delivery Made Easy: Choose Delivery Frequency & Products. Order Now!
Amenities: One Time or Ongoing, Assortment of Cases, Flexible Scheduling
Up to $50 off 1st Recurring Order

Source: Google, Microsoft Bing, SimilarWeb (March 2022 – February 2023), Legion Partners' Research

Social Accounts Lack Real Followers or Engagement

Primo Water's Facebook and Instagram accounts have minimal engagement despite having many followers, suggesting that Primo may have purchased fake followers to artificially boost their social media status and misrepresent its true influence


PRIMO
WATER™

2023 Valentine's Day Post

Followers	120,467
Average Like # / Post	7
Average Comment # / Post	4
Average Engagement Rate	0.01%


PRIMO
9
7 comments


PRIMO
WATER™



Followers	29,600
Average Like # / Post	32
Average Comment # / Post	3
Average Engagement Rate	0.12%


HAPPY
VALENTINE'S DAY
26
5

Source: Instagram, Facebook. Data on 3/16/2023. Average numbers are calculated based on number of likes and comments as of 3/16/2023 for posts published during the February 2023 period
Note: Engagement rate for a post is defined as (Likes + Comments) / Followers



3. Capital expenditures have ballooned over time



CapEx Guidance Has Significantly Increased

Primo's CapEx guidance revealed in November 2021 was substantially higher compared to the post-COVID guidance published in August 2020

Revenue Growth & CapEx Guidance

	August 2020	November 2021
Annual Revenue Growth %	5.0%	8.0% (High single-digit)
Implied 5Y Avg. Revenue ($m)	$2,267 (2021-2025)	$2,627 (2022-2026)
Implied 5Y Avg. CapEx ($m)	$123	$213
Avg. CapEx % of Revenue	**5.4%**	**8.1%**

Investors were caught off guard by the ~75% CapEx increase in November 2021

"Investor Feedback Post Analyst Day…Negatives: ***The only area we have picked up in our discussions was PRMW's higher than expected capital investment*** *over the next few years to drive the company's growth agenda,* ***which will consequently result in lower near-term FCF / share buybacks in our model.****"*

– Jefferies, 12/3/2021

Source: SEC Filings, Company Presentations, Legion Partners' Estimates
Note: For the August 2020 guidance, 5Y Avg. Revenue is calculated by growing 2020 reported revenue of $1,954m by 5% guided growth annually, and 5Y Avg. CapEx is calculated as the average of guidance range of $120-125m. For the November 2021 guidance, 5Y Avg. Revenue is calculated by growing 2021 reported revenue of $2,073m by 8% guided growth (high single-digit) annually, and 5Y Avg. CapEx is calculated as the average of 5Y CapEx, assuming 7% CapEx as a percentage of revenue each year plus $50m extra CapEx for the first 3 years per guidance



CapEx for 2022 and 2023E is Bloated and Unfocused

Primo spent an extra $50 million in 2022 and plans an incremental $30mm in 2023 and 2024 – for projects that have not been well articulated to investors

2022 and 2023 CapEx

	2022 Actual	2023 Projection (Mid-point)
Revenue ($m)	$2,215	$2,325
CapEx ($m)	$208	$200
CapEx % of Revenue	**9.4%**	**8.6%**

The significant increase in CapEx is comprised of a laundry list of pet projects

No return metrics on these investments have been disclosed – despite repeated requests for this information

And key initiatives were poorly defined: →

- No timing outlined
- No spending budget or initiative
- No data on expected project returns

Key initiatives outlined on 2021 Investor Day:

- Drive digital growth
- Dispenser growth through innovation
- Build more efficient delivery & service fleet
- Invest in efficient water production lines to reduce water use and increase productivity
- Drive growth in Primo Fresh (Refill & On The Go) and new filtration innovations like BIBO



Source: SEC Filings, Company Presentations, Legion Partners' Estimates

4. Peer benchmarking indicates bloated cost structure

Peer Benchmarking Shows Substantial Inefficiencies

	PRMW	Peer Average	Casella Waste Systems	Republic Services	Waste Conn.	Waste Mgmt.	Cintas	UniFirst	Rollins
Date TTM #	*10/1/22*		*12/31/22*	*12/31/22*	*12/31/22*	*12/31/22*	*11/30/22*	*11/26/22*	*12/31/22*
Employee count	9,240		3,200	35,000	22,109	49,500	43,000	14,000	17,515
Rev./EE ($k)	$240		$339	$386	$326	$398	$195	$147	$154
Revenue ($m)	$2,215		$1,085	$13,511	$7,212	$19,698	$8,377	$2,057	$2,696
Gross margin %	***43%***	***41%***	***33%***	***39%***	***40%***	***38%***	***49%***	***34%***	***51%***
	PRMW is 3% favorable								
G&A ($m)	$578		$133	$1,454	$697	$1,938	$2,198	$464	$803
G&A % of Rev.	***26%***	***17%***	***12%***	***11%***	***10%***	***10%***	***26%***	***23%***	***30%***
	PRMW is 9% unfavorable								
Depreciation ($m)	$178		$110	$1,352	$763	$1,909	$230	$109	$36
Depreciation % of Rev.	***8%***	***7%***	***10%***	***10%***	***11%***	***10%***	***3%***	***5%***	***1%***
EBITA ($m)	$208		$119	$2,500	$1,416	$3,557	$1,697	$133	$549
EBITA margin %	***9%***	***16%***	***11%***	***19%***	***20%***	***18%***	***20%***	***6%***	***20%***
	PRMW is 7% unfavorable								
EBITAR ($m)	$263		$137	$2,653	$1,458	$3,740	$1,772	$155	$647
EBITAR margin %	***12%***	***18%***	***13%***	***20%***	***20%***	***19%***	***21%***	***8%***	***24%***
	PRMW is 6% unfavorable								

Rationalizing SG&A appears to offer significant opportunities



Source: SEC Filings, Legion Partners' Estimates
Note: Legion Partners adjusted PRMW calculations by removing 85% of Depreciation & Amortization ("D&A") from Cost of Sales ("COS"), and removing 15% of D&A from SG&A. Legion Partners also removed $537 million of Shipping & Handling expenses recorded in SG&A and added it to COS. These adjustments were required to make PRMW results compared to peers in the above analysis.

5. ROIC indicates prolonged value destruction



The 2024 12% ROIC Promise Has Evaporated

The 12% ROIC target for fiscal 2024 debuted on the November 2021 Investor Day



Organic Growth Outlook
PRIMO
WATER
2024
ORGANIC GROWTH
OUTLOOK
REVENUE
HIGH
SINGLE
DIGIT
GROWTH
IN
EXCESS
OF 12%
ROIC
ADJUSTED
EBITDA
$500M
TO
$525M
ADJUSTED
EBITDA
MARGIN
BUILD
TO
HIGH 21%
$1.10 - $1.20
PER SHARE
ADJUSTED
EPS
BETWEEN
2.0x AND 2.5x
NET
LEVERAGE
RATIO

However, in the January 2023 ICR Presentation, the 12% 2024 ROIC target became part of a "Long-Term Growth Algorithm Outlook" without a specific year

Source: Company Presentations dated 11/17/2021 and 1/9/2023. Company Footnotes: Excludes retail from the base calculations and future tuck-in acquisitions; 25% non-GAAP effective income tax rate



Has Primo Realized It's Impossible to Achieve 12% by 2024?

Primo's ROIC has been particularly poor for years and not once exceeded its WACC, which we calculate at 7%[1]

	Fiscal Year						
($mm)	**2018**	**2019**	**2020**	**2021**	**2022**	…	**2024**
Net Sales	$1,791	$1,795	$1,954	$2,073	$2,215		$2,471
Gross Profit	$1,024	$1,061	$1,114	$1,157	$1,293		$1,492
Gross Margin %	*57.2%*	*59.1%*	*57.0%*	*55.8%*	*58.4%*		60.4%
SG&A	$955	$962	$1,007	$1,034	$1,151		$1,238
% of Net Sales	*53.3%*	*53.6%*	*51.5%*	*49.9%*	*52.0%*		50.1%
NOPAT[2]	$106	$123	$133	$147	$163		$234
Average Invested Capital	$2,449	$2,355	$2,535	$2,728	$2,713		$2,680
ROIC[3]	**4.3%**	**5.2%**	**5.3%**	**5.4%**	**6.0%**		**8.7%**

We believe Primo needs to shrink capital base by almost 30% to reach ROIC of 12% in 2024

Primo is deploying over $200m of shareowner capital annually for both capital expenditures and acquisitions, all of which continue to generate an unacceptably low level of return

Source: SEC Filings, Company Presentations, Capital IQ, Kroll Valuation Handbook and Cost Of Capital Navigator, Legion Partners' Estimates
Note: 1. Weighted Average Cost of Capital ("WACC") = (Equity Value/Total Value of Capital x Cost of Equity + ((Debt Value/Total Value of Capital x Cost of Debt) x (1-Tax Rate)). Assumes Tax Rate of 25%. 2. Net Operating Profit After Tax ("NOPAT") = Gross Profit – SG&A – Loss on Disposal of PP&E + Amortization Expense – Tax Expense. Assumes consistent tax rate of 25%. 3. ROIC is defined as: ROIC = NOPAT / Average Net Debt & Shareholders Equity.



6. Operational metrics need significant improvement



Primo Has a History of Publishing Confusing Charts

Primo has repeatedly provided graphs that are unintelligible and misleading


PRIMO
WATER


Growth Drivers
Water Direct Customers (US)
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12 P1 P2 P3
2021 2022
Exchange Customers (US)
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12 P1 P2 P3
2021 2022
Water Direct 5G/3G A.S.P. (US)
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2F Q3F Q4F
2020 2021 2022

y-axis –
appears to be manufactured to disingenuously imply growth

x-axis –
starting dates cherry-picked (inconsistent dates deeply impacted by the pandemic)


Mountain Valley Spring Company
Revenue
P1 P2 P3 P4 P5 P6 P7 P8 P9 P10 P11 P12 P1 P2 P3
2021 2022


Water Ecommerce
Revenue and Bottles
2020
2021
2022 (P4)
2022 (YE)

Charts with no y-axis are worthless

Source: Primo Water First Quarter 2022 Results Presentation dated 5/12/2022. Similar charts can be found in other company presentations.

Primo Has Avoided Reporting Key Operational Metrics

Primo offers few KPIs on an inconsistent basis, fewer than legacy businesses – we see big room for improvement

	Current Metrics	Key Metrics Missing
Water Direct	▪ Total Customers ▪ Net New Customers ▪ Average Churn (Excl. 1st Year)	▪ Net Customer Growth (Organic Vs. Acquired) ▪ Customer LTV/CAC ▪ Average Churn (Incl. 1st Year)
Water Exchange	▪ Locations	▪ Units (5-gal Equivalent Bottles) ▪ Same-Store Sales Growth ▪ Number of Free Units[1]
Water Refill	▪ Locations	▪ Number of Machines ▪ Average Pricing ▪ Gallons Sold ▪ Machine Downtime
Water Dispenser	▪ Retail Locations	▪ Units Connected ▪ Average Revenue
Filtration	▪ Locations	▪ Net New Customers ▪ Average Revenue ▪ Average Churn ▪ NPS Score

Enhanced metrics should focus management and the board to address underperformance

Source: SEC Filings, Company Presentations
Note:1. Free bottles of water given out to Water Exchange customers

7. ESG and DEI miss an ocean of opportunities



Primo Should Focus More on ESG and DEI Efforts

Upgrades in ESG and DEI efforts should offer huge opportunities for Primo if execution improves and story matches promises

ESG Initiatives Have Not Produced Much Benefit

- Primo spends millions of dollars annually on carbon offsets to achieve carbon neutrality, but has given minimal efforts to achieve the status organically
  - Primo should apply best practices from European operations in North America, such as sourcing 100% renewable energy
  - Primo should migrate its fleet from traditional diesel to renewable diesel and electricity
- Primo should leverage its ESG stance to secure green financing that would support sustainable projects and potentially lower financing costs at the same time


CERTIFIED
CARBON
NEUTRAL®

DEI Initiatives Are Way Behind

- No target to increase diverse representation in management roles when diverse employees account for more than 50% of the workforce[1]
- No target to increase diverse supplier penetration
- Gender diversity has been declining – only 15% of workforce is female[1]
- Primo has under leveraged its position to help communities following natural disasters and chemicals / oil leaks, and educate the public on municipal water quality issues

Primo Needs to Better Communicate the ESG and DEI Story

- ESG goals and initiatives are barely communicated to investors or consumers
- The last ESG report was for 2020 – it's 2023 now and Primo should catch up on reporting
- Primo should set concrete DEI goals and play a visible community role
- Primo should refine its ESG and DEI positioning as investors, analysts and customers are all seeking positive ESG and DEI stories

Source: Legion Partners' Research, Primo ESG Report (2020)
Note: 1. Represents US and Canada data in 2020. Europe and Israel data not available.



Table of Contents

1	Executive Summary
2	Case for Change
3	**Executive Compensation & Governance**
4	Directors Targeted for Replacement
5	Legion’s Highly Qualified Nominees
6	Appendix

FY refers to fiscal year (FY 22 is the year ended 12/31/2022)



Compensation Structure Lacks Shareholder Alignment

Primo's compensation program needs a major upgrade in metrics and substantial improvement in disclosures of targets and calculations to produce better alignment with shareholders

	PRMW Metrics (Weight)	Alignment Concerns	Proposed Metrics (Weight)
Salary (Cash)	No performance requirement	--	--
Bonus (Cash)	All bonus-adjusted[1]: ▪ Adj. EBITDA (50%) ▪ Free Cash Flow (25%) ▪ Revenue (25%)	▪ Metrics[2] incorporate long lists of adjustments – 12 adjustments to EBITDA and 6 to FCF ▪ While the revenue metric enjoys significant benefits from tuck-ins, acquisition cost is not accounted for in Adj. EBITDA or FCF	Rationalize adjustments: ▪ EBITDA (33%) ▪ FCF Incl. Tuck-in Acquisition (33%) ▪ Net Organic Customer Growth (34%)
Performance-Based LTIP (RSU)	60% of LTIP: ▪ Began in 2022-2024 cycle ○ 3Y Avg. ROIC (75%) ○ 3Y Revenues (25%) ▪ 2020-2022 cycle and prior ○ 3Y Adj. Pre-Tax Income (100%)	▪ Calculation and target not disclosed ○ Despite announcing 2024 ROIC target of 12%, no calculation or target is revealed for comp. ○ Revenue metric does not reveal organic performance ▪ Questionable downward adjustments to pre-tax income totaled $600m+ over the 2017-2022 period	Disclose calculation and target: ▪ 3Y Avg. ROIC (75%) – disclose target as well as calculations in line with industry standard ▪ 3Y relative TSR (25%) – utilize peer group in similar route-based and beverage businesses
Time-Based LTIP (RSU)	40% of LTIP: no performance requirement	▪ Time-based is not aligned with shareholder interests	▪ Change LTIP to 100% performance-based

Source: SEC Filings, Legion Partners' Research
Note: 1. Include several further adjustments to Non-GAAP Adj. EBITDA, Non-GAAP Adj. FCF, and GAAP Revenue. 2. Refer to 2022 compensation program disclosed in preliminary proxy dated 3/17/2023

Pattern of Lowering LTIP Target is Alarming

We were shocked to discover that Primo has revised its LTIP Adj. Pre-Tax Income target downwards significantly for divestitures every year over the past 6 years, BUT has not once adjusted the target upwards for major acquisitions that cost over $1.7 billion over the same period

$600m+ of targets were wrongly cut over 6 years

Pre-Tax Income Target

$300m
$200m
$100m
$0m
2017 2018 2019 2020 2021 2022
Original Target Primo Revised Legion Est.

Mgmt. should have earned ZERO payout in 4 of 6 years

Payout Based on Different Targets

200%
150%
100%
50%
0%
2017 2018 2019 2020 2021 2022
Original Target Legion Est. Primo Revised

Primo's flawed target revision tactics have allowed 171% of average annual payout



Source: SEC Filings, Legion Partners' Estimates
Note: Please refer to appendix for Legion estimated target and payout calculations

Net Customer Growth Was A Legacy Metric

Primo dumped any measure of net customer count additions, which is a key business metric, after finding difficulty in achieving any tangible success on this measure

	Costco Relationship	Compensation Metric
2014	*"And while we are at something on the order of 150,000 new customers through Costco, both Costco and I and my team believe that it is still early stages, and there is plenty of runway here…I've got 40.8 million more to get to before we get to the end of the runway."* *– Tom Harrington, Then DSS[1] CEO 11/19/2014*	▪ DSS CEO performance-based RSUs to vest over the 3-year period ending FYE 2017 based upon – DSS EBITDA (60%) – DSS revenue (20%) – Net cooler rental activity[2] (20%) ▪ DSS CEO performance bonus based upon – EBITDA (70%) – Net cooler rental activity (30%)
2016	▪ DSS Service for Costco customers deteriorated	▪ DSS CEO performance bonus based upon – EBITDA (70%) – Revenue (15%) – Net cooler rental activity (15%)
2017	▪ DSS continued to lose Costco volume and territories to competitor ReadyRefresh as its customer service deteriorated	▪ The DSS CEO performance-based RSUs granted in 2014 with a grant date fair value of $5m **did not ultimately vest** ▪ Net cooler rental activity was dropped as a compensation metric entirely

Source: SEC Filings
Note: 1. DSS Group, Inc. ("DSS"), a national direct-to-consumer provider of bottled water, office coffee and water filtration services, was acquired by PRMW (then Cott) in 2014 for $1.25B. 2. PRMW defines "Net cooler rental activity" as net new cooler rental customers, or total cooler rental customer additions for the year less total cooler rental customers who terminated service in the year



Better to Be a PRMW Director Than a Shareholder

PRMW Directors' base compensation rocketed by 96% from 2009 to 2022, while the Company's Earnings Per Share[1] crashed 83% from $1.08 in 2009 to $0.18 in 2022

Base Director Compensation (in '000) vs. PRMW Diluted EPS

Year	Cash Retainer	Stock Award	Total
2009	$63	$57	$120
2010	$65	$65	$130
2011	$65	$65	$130
2012	$65	$65	$130
2013	$81	$81	$162
2014	$81	$81	$162
2015	$81	$99	$180
2016	$81	$99	$180
2017	$81	$119	$200
2018	$81	$119	$200
2019	$81	$119	$200
2020	$90	$120	$210
2021	$90	$120	$210
2022	$100	$135	$235

Diluted EPS: $1.08 (2009); $0.18 (2022); $0.00 reference line

Left axis: $0 – $250; Right axis: ($1.25) – $1.25

Legend: Cash Retainer, Stock Award, Diluted EPS

<u>What happened in 2009?</u>

- **Eric Rosenfeld and Greg Monahan's 1st full year on Board[2]**
- **Jeremy Fowden was appointed as CEO in February**

Source: SEC Filings, Legion Partners' Estimates

Note: 1. Diluted earnings per share for continuing operations as reported by PRMW. 2. Eric Rosenfeld and Greg Monahan were appointed to the PRMW (then Cott) Board on 6/18/2008 as part of Crescendo's settlement agreement with Cott. Eric Rosenfeld was appointed as Lead Independent Director at the same time.

Board Has Weaponized Its Bylaws to Entrench Itself

- **On November 8, 2022, the Board adopted its most recent iteration of the Bylaws, without shareowner approval, which contain an aggressive form of US-style advance notice provisions, including requiring the completion by nominees of the Company's form of questionnaire**
  - Bylaws reinstated advance notice provisions the Company removed in the previous year to address objections from institutional shareholders and ISS
  - Canadian law requires shareowner approval of all bylaw amendments
  - However, the Board made the bylaws immediately effective, to be weaponized by the Board until they are voted upon at the 2023 AGM
- **On March 16, 2023, Primo rejects Legion's nomination entirely, claiming material omissions in certain director questionnaires. Primo suggests Legion withdraw entire nomination or Primo would make omissions public which could be "publicly embarrassing" for certain of the Legion Nominees' as well as for Legion**
  - Primo asserts Mr. Jelert's questionnaire failed to disclose that he was arrested and tried in Poland on attempted bribery, which date back to the 1990s. **Mr. Jelert was acquitted multiple times** on such charges and has openly spoken about this matter, including in an interview with a leading Danish financial media outlet. Mr. Jelert did not believe this incident was covered by any question in the questionnaire and also notes he was the unfortunate victim in a country where at the time, there were unclear lines between political power and the legal system
  - Primo asserts Ms. Marcus' questionnaire failed to disclose a lawsuit where she is named as a defendant in her capacity as a director of a public company. Ms. Marcus' omission was inadvertent and not material, as she is not the direct subject of the lawsuit and was not even on the board when the lawsuit was filed
  - **For both Mr. Jelert and Ms. Marcus – neither Canadian nor U.S. proxy disclosure rules requires the disclosure of the information at issue**
- **Importantly, Primo contends that its 14a-19 universal proxy card deadline has accelerated the deadline otherwise set forth in its bylaws for shareowner nominations**
  - Bylaws expressly include an entire section – "Timely Notice" – providing for an April 3, 2023 deadline to comply with the advance notice bylaw requirements
  - **By accelerating the nomination deadline to March 13, 2023, Primo claims Legion has no ability to correct the purported deficiencies in Legion's nomination notice, which if accepted, would prevent Primo from invalidating Legion's nomination**



Source: Legion Partners' Research

Table of Contents

1	Executive Summary
2	Case for Change
3	Executive Compensation & Governance
4	**Directors Targeted for Replacement**
5	Legion's Highly Qualified Nominees
6	Appendix

FY refers to fiscal year (FY 22 is the year ended 12/31/2022)



The Incumbent Board is Misaligned with Shareholders

Board Chairman, Lead Independent Director and other long-tenured directors sold stock totaling $12.4 million within 20 days of announcing targeted 2024 Adjusted EBITDA on November 4, 2021 – the average selling price of $18.70 was near PRMW's highest price since 2005

Nov. 4 – Established 2024 targets with $500m Adj. EBITDA

Nov. 18 – Analyst Day with detail on 2024 Targets

February 24 – Q4 results missed guidance and consensus on both revenue and EBITDA

$20
$18
$16
$14
$12
$10

25.0mm
20.0mm
15.0mm
10.0mm
5.0mm
0.0mm

Dec 20
Mar 21
Jun 21
Aug 21
Nov 21
Feb 22
May 22
Jul 22
Oct 22
Dec 22

Volume
Share price

Insider Sales Immediately Following Providing 2024 Outlook

Sale by Jeremy Fowden (Chairman) $9.3m – Nov. 4-18, 2021

Sale by Eric Rosenfeld (Director) $2.5m – Nov. 18-22, 2021

Sale by Greg Monahan (Director) $673k – Nov. 17-18, 2021

We believe these stock sales speak volumes and demonstrate a lack of conviction and confidence in Primo's long-range plans – the Board is clearly misaligned with shareholders



Source: SEC Filings, Legion Partners' Estimates, Capital IQ

Chairman of the Board – Jeremy Fowden – Richly Rewarded for Horrendous Performance

As CEO, Jeremy Fowden presided over a failed soft drink and juice strategy, and collected over $47m for these efforts – why he remains on the Board and its Chairman is a total mystery



Jeremy Fowden
Chairman
Former PRMW CEO
14 years on BoD
Ownership 0.8%

- **Fowden has been richly rewarded as an executive from 2008-2019**
  - Total compensation: $47.2 million
  - Oversaw Primo's failed strategy in soft drinks and fruit juice
- **Fowden has continued to cash in as Chairman**
  - For 2019 to 2022 he has collected another $1 million in fees
- **Primo's earnings power during Fowden's CEO tenure significantly declined**
  - Primo diluted EPS 2009 $1.08
  - Primo diluted EPS 2018 $0.11 (decline of 90%)
  - Cumulative diluted EPS 2009 – 2018: $2.49 (43% occurred in 2008)
- **Primo's shareholders have suffered significantly under Fowden's board tenure**
  - Primo has incurred $440mm of write-downs, impairments, settlements and other charges during Fowden's tenure on the PRMW Board (2009 – 2022)
  - PRMW's results have been so poor that total income taxes paid over Fowden's 14 year tenure have been a negative $54 million – Primo in total has paid no taxes
- **Fowden's open market stock sales indicate a lack of conviction in Primo's upside**
  - Over last two years, Fowden has sold stock on 32 days
  - Stock sales of over $33.3 million

Source: Capital IQ, SEC Filings, Legion Partners' Research



Billy Prim – Led Legacy Primo's Poor Performance

Billy Prim undermanaged Legacy Primo and the stock price under his watch was lackluster at best – we believe he sold Legacy Primo to avoid accountability for his performance



Billy Prim
Director
Former Legacy Primo CEO
3 / 18[1] years on BoD
Ownership 0.7%

- **Prim served as CEO of Legacy Primo**
  - From founding Legacy Primo in 2004 until 2017
  - Prim served as Executive Chairman from 2017 to 2020
  - Prim served as CEO again from 2019 to 2020
- **Legacy Primo was not a financial success**
  - The company struggled to show profitability
  - From 2007 to 2019 – Legacy Primo produced positive net income in two years
  - The positive net income in those two years amounted to less than $5 million
  - Primo's IPO was at $12 per share in 2010 – in 2020, Primo was acquired for $14 per share in a transaction that appeared to significantly undervalue the shares
- **Legacy Primo was operationally weak under Prim's leadership**
  - Location growth had been a huge struggle for years showed little sign of improving
  - Refill machines often had uptime issues as Primo struggled to properly maintain them
- **Legacy Primo was likely sold in a rush to avoid accountability**
  - Legion publicly outlined its case for change at Legacy Primo in September 2019
  - During November and December 2019, Legion worked to negotiate a settlement agreement with Primo to refresh its board, but was not able to reach an agreement
  - Legacy Primo was acquired by Cott in January 2020 – we believe it was sold at a significant discount to its intrinsic value in a rush to avoid a proxy fight with Legion



Source: Capital IQ, SEC Filings, Legion Partners' Research
Note: 1. Billy Prim founded Legacy Primo in 2004 and served on that board since inception and served as Executive Chairman from June 2017 until the closing of the Company's acquisition of Legacy Primo in March 2020

Eric Rosenfeld – An Ineffective Lead Independent Director

Eric Rosenfeld joined Primo's Board at a time when his fund owned a significant stake in Primo – that stake was wound down over a decade ago and yet shareholders are still stuck with him



Eric Rosenfeld
Lead Independent Director
Crescendo Partners
15 years on BoD
Ownership 0.2%

- **Rosenfeld originally joined the Board as part of Crescendo Partners' activist campaign in June 2008**
  - At the time, Crescendo owned 8.3% and negotiated 4 board seats
  - Within several years of winning seats at Primo, Crescendo's assets under management plummeted to less than $5 million by September 2012
  - In the process of its funds significantly declining in value, Crescendo decided to distribute the majority of its Primo holdings in May 2011
  - Notwithstanding the significant drop in Crescendo's ownership, Rosenfeld has continued as Primo's Lead Independent Director and Chair of the ESG and Nominating Committee
  - Recent board addition under Rosenfeld's supervision have not resulted in meaningful value to shareholders
- **Rosenfeld has collected significant compensation for PRMW Board service**
  - Total compensation received from 2008 to 2022 totaled $3.3 million
  - Mr. Rosenfeld's annual board fee has increased by 93% since 2008
  - From 2007 to 2022, PRMW's revenues have increased a total of 25%
- **While Rosenfeld owns 309,294 shares of PRMW stock, his annual returns are far in excess of any normal shareholder**
  - Value 309,294 shares @ $14.22 – $4.4 million
  - Dividends $99k per year (at $0.32/share)
  - Current annual board fees: $305k
  - Eric Rosenfeld's annual cash return 9.2%



Source: Capital IQ, SEC Filings, Legion Partners' Research

Greg Monahan – Another Board Fee Collecting Machine

Greg Monahan has received over $2.8m in board fees since joining Primo's Board, and was oddly awarded extra "special fees" for overseeing acquisitions on several occasions



Greg Monahan
Director
Crescendo Partners
15 years on BoD
Ownership 0.07%

- **Monahan was added to the Board with Eric Rosenfeld in 2008 in connection with Crescendo's activist campaign**
  - Notwithstanding the significant drop in Crescendo's ownership in 2011, Monahan remains on the board
- **Monahan has collected significant compensation for PRMW Board service**
  - Total compensation received from 2008 to 2022 totaled $2.8 million
  - Mr. Monahan's annual board fee has increased by 93% since 2008
  - From 2007 to 2022, PRMW's revenues have increased a total of 25%
- **Monahan has also collected fees (2014 and 2016) for advising on acquisitions**
  - We find these fees particularly troubling
  - Mr. Monahan has already been lavishly paid as a director, but apparently needed even more compensation for his service
- **While Monahan owns 111,001 shares of PRMW stock, his annual returns are far in excess of any normal shareholder**
  - Value 111,001 shares @ $14.22 – $1.6 million
  - Dividends $36k per year (at $0.32/share)
  - Current annual board fees: $265k
  - Greg Monahan's annual cash return 19.0%
- **How can Monahan act independently of Rosenfeld, his boss?**

Source: Capital IQ, SEC Filings, Legion Partners' Research

Table of Contents

1	Executive Summary
2	Case for Change
3	Executive Compensation & Governance
4	Directors Targeted for Replacement
5	Legion's Highly Qualified Nominees
6	Appendix

FY refers to fiscal year (FY 22 is the year ended 12/31/2022)



Legion Partners' Nominee: Derek R. Lewis

We believe that Mr. Lewis' extensive experience in the beverage industry with significant leadership skills in sales and operations coupled with his experience building development programs for multicultural communities and employees make him a valuable asset to the Board



Derek R. Lewis
(Age: 56)


PEPSICO


AMERICAN
BEVERAGE
DRIVING SOLUTIONS TOGETHER

- **Derek R. Lewis is a seasoned beverage operational executive and a leading expert in diversity and inclusion initiatives.**
  - Mr. Lewis retired in 2023 after working for 35 years at PepsiCo. He held numerous leadership positions across the organization, including South Division president, senior vice president and general manager of field operations, and a role as vice president, consumer and category insights.
  - From 2022 to 2023, Mr. Lewis served as President of PepsiCo Multicultural Organization, PepsiCo Beverages North America.
  - As the first president of the PepsiCo Multicultural Organization, Mr. Lewis was responsible for accelerating retailer business development in multicultural communities, expanding existing successful programming, including Pepsi Dig In and the Black Restaurant Accelerator Program, all aimed at supporting Black and Hispanic communities and leveraging the scale of PepsiCo to drive investment in and support of diverse suppliers and partners.
  - The equity focus of the Multicultural Organization included rebranding and national expansion of the successful Pepsi Stronger Together community engagement program, and elevating PepsiCo's efforts to be an employer of choice for diverse cohorts and supporting the company's employee resource groups to build a unified company that celebrates and thrives on the diversity of each employee.
  - Outside PepsiCo, Mr. Lewis served on the board of the American Beverage Association.
  - Mr. Lewis currently serves on the board of YMCA of Central Florida, and the Orlando Magic Youth Foundation. He also serves on the board of trustees for Hampton University. In addition, he is a member of the Executive Leadership Council, National Black MBA Association and Kappa Alpha Psi Fraternity, Inc.
  - Mr. Lewis holds a BS in Business Management from Hampton University and an MBA in Management from Xavier University.

Source: Legion Partners' Research

Legion Partners' Nominee: Timothy "Tim" Hasara

We believe that Mr. Hasara's extensive successful investment experience of nearly 30 years investing in small cap companies and engaging on key issues around margin improvement, capital allocation and disclosures would make him a valuable asset to the Board



Timothy "Tim" Hasara
(Age: 59)

- **Timothy "Tim" Hasara is a capital markets expert with a proven investment track record who also possesses valuable experience in corporate governance.**
  - Mr. Hasara is the Founder, Managing Partner, and Chief Investment Officer of Sinnet Capital Management, LLC ("Sinnet Capital"), a Microcap value fund, since 2021.
  - Prior to Sinnet Capital, Mr. Hasara spent 27 years at Kennedy Capital Management, Inc. ("KCM") where he managed an Institutional Microcap Fund with over $1 billion in assets.
  - Mr. Hasara began his investment career at KCM in 1994 as an analyst and was promoted to Portfolio Manager in 1995 of a Small Cap Value fund with several hundred million in assets. He began working on a new flagship microcap fund in 2004 and grew it from $25 million to over $1 billion in 2021.
  - Mr. Hasara has served as Independent Director on the board of United States Antimony Corp. since 2022.
  - Additionally, Mr. Hasara serves as Treasurer and Executive Board member of St. Patrick's Center, a large non for profit serving the homeless in St. Louis. Mr. Hasara has a bachelor's degree in Business Administration from the University of Notre Dame and a master's degree in Management from Johns Hopkins University.


Kennedy Capital Management


SC
SINNET
CAPITAL

Source: SEC Filings, Legion Partners' Research

Nominee Ready to Serve: Henrik Jelert

We believe that Mr. Jelert's experience leading sustainable and significant growth and profitability expansion at Nestlé Waters, coupled with his substantial operational expertise in water delivery would make him a valuable asset to the Board



Henrik Jelert
(Age: 58)


ReadyRefresh


Nestlé
Waters


BLUETRITON

- **Henrik Jelert is a global, customer-centric and strategic operational executive with substantial experience in business transformation and omnichannel experience, who led sustainable and significant growth and profitability expansion at Nestlé Waters.**
  - Mr. Jelert served as President & CEO of ReadyRefresh, Blue Triton Brands, Inc. from 2021 to 2022, after he helped lead a successful sale of Nestlé Waters North America ("NWNA") to One Rock Capital Partners and Metropoulos & Co. in 2021 in a $4.3 billion deal that rebranded the company as Blue Triton Brands, Inc. He directly led the sale of ReadyRefresh part of the sale, and its integration into the new PE organization.
  - Prior to the sale, Mr. Jelert served as Executive VP of ReadyRefresh, NWNA from 2015 to 2021.
  - In his roles leading ReadyRefresh, Mr. Jelert was responsible for growing the Direct-to-Consumer beverage delivery service that offers a diverse product portfolio directly to homes and businesses across the US, and led the transformation of Direct-to-Consumer business scale-up to become the #1 beverage delivery service in the US.
  - Mr. Jelert led ReadyRefresh to achieve business Carbon Neutrality in 2020, marking the first Nestlé business globally to achieve the status. He also drove diversity and inclusivity as executive sponsor and ally of the Black Employee Association, #PrideAndDiversity.
  - Mr. Jelert joined Nestlé in 2003 and held roles including Managing Director and General Manager spanning Western, Central and Eastern Europe. He was Regional Business Head of the Nestlé Waters Direct European Home and Office delivery business from 2008 to 2014 prior to joining NWNA in 2015.
  - In 2014, he led the successful sale of Home and Office Delivery business in Europe to Eden Springs Group, which was subsequently acquired by Cott Corporation (now Primo Water).
  - Mr. Jelert holds a BS in Financial Management and a Bachelor of Commerce in Business Administration, both from The Copenhagen Business School.

Source: Legion Partners' Research
Note: Mr. Jelert is not, for the time being, on our proxy card, due to the Company's decision to invalidate his nomination, a decision which we are contesting before the Ontario court.



Nominee Ready to Serve: Lori T. Marcus

We believe that Ms. Marcus' public board experience, comprehensive beverage industry experience in marketing including digital and social channels as well as general management along with her executive coaching skills would make her a valuable asset to the Board



Lori T. Marcus
(Age: 60)


PEPSICO
KEURIG
GREEN MOUNTAIN

- **Lori T. Marcus is an experienced board director, executive coach and Chief Marketing Officer with over 35 years of experience in consumer-facing industries focused on beverages.**
  - Ms. Marcus is the founder of Courtyard Connections, LLC, an advisory firm focused on marketing and leadership in consumer goods, retail, foodservice and consumer technology.
  - Ms. Marcus spent the majority of her career with PepsiCo, Inc. ("PepsiCo") from 1987 to 2011 in marketing & general management positions of increasing responsibility, culminating in her appointment as Senior Vice President, Marketing Activation for PepsiCo Beverages North America.
  - After PepsiCo, she served as SVP, CMO of The Children's Place, Inc., EVP, Chief Global Brand & Product Officer at Keurig Green Mountain, Inc., prior to its merger with Dr Pepper Snapple Group and Interim Global CMO, Peloton Interactive, Inc., prior to its initial public offering. Ms. Marcus also has significant board experience in public, private and not-for-profit companies. She presently sits on the boards of Fresh Del Monte Produce, Inc. and 24-Hour Fitness, Inc. She was formerly a board director at Phunware, Inc. from 2018 to 2011.
  - Ms. Marcus previously served on the boards of privately-held companies, including Golub Corporation, DNA Diagnostics Center and Talalay Global. She is also a long-time board member of the Multiple Myeloma Research Foundation and serves as a board director for SHARE, a women's cancer support organization.
  - Ms. Marcus served for several years as the leader of the direct-to-patient workstream at Harvard Business School's Kraft Precision Medicine Accelerator. From 2017 to 2020, Ms. Marcus worked with the Harvard Business School's Kraft Precision Medicine Accelerator as Chair of Direct to Patient Initiative.
  - In addition to her board work, Ms. Marcus serves as an executive coach with Crenshaw Associates in NYC, where she coaches Fortune 500 C-suite and high potential executives.
  - Ms. Marcus earned her BS from the Wharton School of Business at the University of Pennsylvania.

Source: SEC Filings, Legion Partners' Research
Note: Ms. Marcus is not, for the time being, on our proxy card, due to the Company's decision to invalidate her nomination, a decision which we are contesting before the Ontario court.



Table of Contents

1 Executive Summary

2 Case for Change

3 Executive Compensation & Governance

4 Directors Targeted for Replacement

5 Legion's Highly Qualified Nominees

6 Appendix

FY refers to fiscal year (FY 22 is the year ended 12/31/2022)



LTIP Target – Legion Estimates

	Deal Date	Annualized Impact	2017	2018	2019	2020	2021	2022
3 years ending:			2017	2018	2019	2020	2021	2022
Actual 3-year cumulative pre-tax income reported			**$117**	**$111**	**$117**	**$125**	**$160**	**$240**
Original 3-year pre-tax income target			**$130**	**$166**	**$158**	**$174**	**$213**	**$212**
Payout % with original target			***80%***	***0%***	***48%***	***43%***	***50%***	***153%***
Legion revision incorporates impacts from major transactions:	**Deal Date**	**Annualized Impact**	**Cumulative impact**					
S&D sale (1)		($14)	--	--	--	($12)	($26)	($40)
Years of impact	Mar 2020		--	--	--	*0.8x*	*1.8x*	*2.8x*
3-Year impact from S&D sale (1)			--	--	--	($12)	($26)	($40)
Legacy Primo acquisition (2)		$15	--	--	--	$13	$28	$43
Years of impact	Mar 2020		--	--	--	*0.8x*	*1.8x*	*2.8x*
(+) Synergies			--	--	--	$8	$25	$35
3-year impact from Legacy Primo acquisition (2)			--	--	--	$20	$53	$78
CSD sale (3)		$7	--	$6	$13	--	--	--
Years of impact	Jan 2018		--	*0.9x*	*1.9x*	--	--	--
3-Year impact from CSD sale (3)			--	$6	$13	--	--	--
S&D & Eden acquisitions (4)		$14	$6	$20	$34	--	--	--
Years of impact	Aug 2016		*0.4x*	*1.4x*	*2.4x*	--	--	--
(+) Synergies			$7	$12	$21	--	--	--
3-year impact from S&D & Eden acquisitions (4)			$13	$32	$55	--	--	--
3-year combined impact from acquisitions & divestitures			**$13**	**$38**	**$68**	**$8**	**$27**	**$38**
Legion revised 3-year pre-tax income target			**$143**	**$204**	**$226**	**$183**	**$240**	**$250**
Payout %			***64%***	***0%***	***0%***	***0%***	***0%***	***92%***
Primo revised 3-year pre-tax income target			**$42**	**$91**	**$61**	**$112**	**$163**	**$163**
Payout % with Primo revised target			***200%***	***185%***	***200%***	***144%***	***97%***	***200%***
Payout should not have been paid:			***136%***	***185%***	***200%***	***144%***	***97%***	***108%***

Source: SEC Filings, Legion Partners' Estimates

Note: 1. S&D pre-tax income (excl. interest) sourced from Jan 2020 investor presentation. 2. Legacy Primo pre-tax income (excl. interest) sourced from Jan 2020 investor presentation. 3. CSD pre-tax loss sourced from Unaudited Pro Forma Condensed Combined Statement of Operations, PRMW 8-K dated 2/2/2018. 4. S&D & Eden pre-tax income estimated based on Unaudited Pro Forma Condensed Financial Information, PRMW 8-K dated 3/6/2017, where only 7 months of acquired business financials were disclosed.

LTIP Payout – Legion Estimates

		2017	2018	2019	2020	2021	2022
Original target: Adjusted pre-tax income (3Y)							
Vest 200%	>=125% of Target	$162	$208	$198	$218	$266	$265
Vest 100%	**100% of Target**	**$130**	**$166**	**$158**	**$174**	**$213**	**$212**
Vest 40%	70% of Target	$91	$116	$111	$122	$149	$148
Vest 0%	< 70% of Target	< $91	< $116	< $111	< $122	< $149	< $148
Payout % with original target		**80%**	**0%**	**48%**	**43%**	**50%**	**153%**
Legion revised target: Adjusted pre-tax income (3Y)							
Vest 200%	>=125% of Target	$178	$255	$282	$228	$300	$312
Vest 100%	**100% of Target**	**$143**	**$204**	**$226**	**$183**	**$240**	**$250**
Vest 40%	70% of Target	$100	$143	$158	$128	$168	$175
Vest 0%	< 70% of Target	< $100	< $143	< $158	< $128	< $168	< $175
Payout % with Legion revised target		**64%**	**0%**	**0%**	**0%**	**0%**	**92%**
Primo revised target: Adjusted pre-tax income (3Y)							
Vest 200%	>=125% of Target	$52	$114	$77	$140	$203	$204
Vest 100%	**100% of Target**	**$42**	**$91**	**$61**	**$112**	**$163**	**$163**
Vest 40%	70% of Target	$29	$64	$43	$79	$114	$114
Vest 0%	< 70% of Target	< $29	< $64	< $43	< $79	< $114	< $114
Payout % with Primo revised target		200%	185%	200%	144%	97%	200%

Source: SEC Filings, Legion Partners' Estimates



Primo's Customer Service Is Broken

We believe Primo is plagued by poor customer service and this likely drives substandard customer satisfaction and ultimately low retention

Customers who wanted water delivery couldn't get delivery…

"I have not received water service since December 2022. I contacted customer service on multiple occasions when they missed my first delivery on January 20, 2023. They rescheduled it to January 27, 2023 and no one came. ***They have continued to reschedule and I have still not received the service.*** *I requested a call back from the route supervisor, area supervisor, regional supervisor and* ***no one has called or shared the reason for the delivery delays.****"*

– Water Direct Complaint, 2/27/2023

Customers who wanted to cancel service couldn't get cancellation…

"Our company has attempted to cancel our service with Primo water 6 times since the start of 2023. We have called and scheduled for them to pick up our rental supplies on 6 occasions as well… ***Each time we are promised our service is cancelled and a new pickup date is scheduled, but a driver never shows up to collect and we continue to be charged by Primo Water.*** *When I ask for a cancellation confirmation email, their computer always conveniently stop working and they promise to sent the cancellation email later, but it never arrives.* ***Not only are they charging us for a service we have tried to cancel for over a month, but they are wasting our time at work trying to get in contact with them.****"*

– Water Direct Complaint, 2/20/2023

Customers who trusted Primo water faced ongoing quality issues…

"Primo water corporation is not changing out the filters in their machines. The pH of the water as advertised is supposed to be between 6.5 to 7.0 instead their pH is coming out at over 7.5 and upwards of 9 at other locations. This proves the ***filters are not being changed out****…The worst part is that* ***I've called them about this before and its still happening.****"*

– Water Refill Complaint, 2/25/2023

Source: Select customer complaints from 2/20/2023 to 2/27/2023 on Better Business Bureau (BBB) website: https://www.bbb.org/us/nc/winston-salem/profile/bottled-water-companies/primo-water-corporation-0503-181131689



Primo's Own Analysis Explains Its High Attrition


COTT
WATER & COFFEE SERVICES
Investor Day – NYSE
March 12, 2019

The Customer Experience (CX) imperative…

The Risk

Of customers with a SINGLE ***bad experience*** with a company:

- **95%** took an action
- **82%** stopped business
- **80%** shared the experience

*"Worst company ever. **Only lasted 1 month as a customer.** They gave me a defective k cup brewing dispenser and the hot water didn't work. I called you guys 5 times to replace the dispenser and you lied saying they were on their way. I canceled my service and now they expect me to pay for 10 gal of water delivered to me. 10 gal of unused water which I shouldn't be paying."*

– 11/22/2022

Primo has always reported adjusted customer retention rates that exclude the impact of customers that terminated service in the first year they started the service – we believe this reporting practice is likely designed to prevent outsiders from understanding the real attrition in the business

Primo needs begin delighting customers to improve retention and brand image



Source: Company Presentations, Instagram

Primo Taps Employees to Resolve Its Lack of Engagement Issue

A considerable proportion of comments and likes on Primo's LinkedIn account come from employees – what's the point of having social media presence to mainly engage with yourself while claiming to attract business customers?


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Carl Skapetis • 3rd+
1w
Primo Water North America
Inspiring
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Lacrecia S. (She/Her) • 3rd+
1w
Director, Telesales & Resolutions at Prim...
Love this!!! #PrimoProud
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Brad Kinckiner • 3rd+
National Safety Director at Primo Water North America
Donna Edwards • 3rd+
VP - Accounting and Financial Systems
DS SERVICES
DS Services
6 yrs 3 mos
jacqueline smith • 3rd+
Customer Service Representative at Primo Water Corporation
Marissa Murray • 3rd+
Eastern Region Sales Manager at Primo Water
Vanessa Bergas • 3rd+
HR Manager en EDEN, PRIMO WATER CORPORATION
Rui Gonçalves de Carvalho • 3rd+
RTR Accountant at Eden Springs / Primo Water Corporation

Source: LinkedIn
Note: DSS Group, Inc. ("DSS"), a national direct-to-consumer provider of bottled water, office coffee and water filtration services, was acquired by PRMW (then Cott) in 2014 for $1.25B

PRMW Peer Sets

Legion primarily utilizes a peer set that includes route-based and beverage companies for benchmarking, and uses ISS peers as well as PRMW's self-selected peers for TSR comparison

Legion-Selected Peers	Company-Selected Peers	ISS Peers
1. FIZZ 2. AQUA 3. XYL 4. PNR 5. PEP 6. KO 7. KD 8. CWST 9. CLH 10. RSG 11. WCN 12. WM 13. ARMK 14. CTAS 15. UNF 16. LSE:RTO 17. ROL 18. CHE	1. UNF 2. ADT 3. CHE 4. LSE:RTO 5. CTAS 6. AOS 7. FELE 8. IEX 9. PNR 10. XYL 11. BCO 12. AQUA 13. MWA 14. ROL 15. RRX 16. ZWS 17. SRCL 18. TTEK 19. WTS	1. UNF 2. ADT 3. CHE 4. LSE:RTO 5. CTAS 6. AOS 7. FELE 8. IEX 9. PNR 10. XYL 11. BCO 12. AQUA 13. MWA 14. ROL 15. ZWS 16. SRCL 17. TTEK 18. WTS 19. CXW 20. HCSG 21. CR 22. SAM
▪ Legion's selected peers include apparel route-based and beverage companies that are similar to PRMW in business profile, customer profile, and size ▪ We predominantly rely on this peer set for TSR comparison	▪ Company's selected peers include several odd choices that are not closely comparable	

No matter which peer group is referenced, Primo has a poor long-term record



Source: Company Annual Report, ISS Reports, Capital IQ, SEC Filings

Disclaimer – Important Information

The materials contained herein (the “Materials”) represent the opinions of Legion Partners Holdings, LLC and the other participants (collectively, “Legion Partners”) named in definitive proxy statement filed by Legion Partners with the Securities and Exchange Commission ("SEC") at www.sec.gov and on the Company's profile on SEDAR at www.sedar.com (the "Proxy Statement") and are based on publicly available information with respect to Primo Water Corporation (the “Company”). Legion Partners recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Legion Partners’ conclusions. Legion Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Legion Partners disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Legion Partners herein are based on assumptions that Legion Partners believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of Legion Partners currently beneficially own, and/or have an economic interest in, securities of the Company, as further described in the Proxy Statement. It is possible that there will be developments in the future (including changes in price of the Company’s securities) that cause one or more members of Legion Partners from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Legion Partners discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Legion Partners expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” “may,” “will,” “projects,” “targets,” “forecasts,” “seeks,” “could,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Legion Partners. Although Legion Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Legion Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Legion Partners has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.




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